UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MILLICOM INTERNATIONAL CELLULAR S.A.

(Name of Subject Company)

MILLICOM INTERNATIONAL CELLULAR S.A.

(Name of Person Filing Statement)

Common Shares, par value $1.50 per share

(Title of Class of Securities)

L6388F110

(CUSIP Number of Class of Securities)

Mauricio Ramos

Chair of the Board

Millicom International Cellular S.A.

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

Phone: +352 691 750960 / +1 908 463 8588

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William H. Aaronson

Michael Senders

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement filed under cover of Schedule 14D-9 (together with the exhibits attached hereto and thereto, and as amended from time to time, the “Schedule 14D-9”) by Millicom International Cellular S.A., a public limited liability company (société anonyme) organized and established under the laws of the Grand Duchy of Luxembourg (“Luxembourg”), having its registered office at 2, Rue du Fort Bourbon, L-1249 Luxembourg, Luxembourg, with corporate registration number B40630 with the Luxembourg Trade and Companies Registry (R.C.S. Luxembourg) (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 15, 2024.

Except as otherwise set forth in this Amendment, capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

On July 1, 2024, pursuant to a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO filed with the SEC (together with any amendments or supplements thereto, including the amendments thereto filed by the Filing Parties with the SEC on July 18, 2024 and August 5, 2024, the “Schedule TO”), Purchaser offered to purchase, through separate but concurrent offers in Sweden (the “Swedish Offer”) and the United States (the “US Offer” and, together with the Swedish Offer, the “Offers”), all of the issued and outstanding common shares (CUSIP L6388F110), par value $1.50 per share (each, a “Common Share” and, collectively, the “Common Shares”), including Swedish Depositary Receipts (ISIN: SE0001174970) representing Common Shares (each of which represents one Common Share) (each, an “SDR” and, collectively, the “SDRs” and, together with the Common Shares, the “Shares”), of the Company that are not already owned by the Purchaser Group and its affiliates, for $24.00 per Common Share and $24.00 per SDR (each such amount, as adjusted for certain dividends pursuant to the terms set forth in the Offers, and with respect to the Swedish Offer, as converted into SEK based on a USD/SEK exchange rate as close to the settlement date of the Swedish Offer as Purchaser is able to achieve, the “Original Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the Transmittal Documents.

On August 2, 2024, Purchaser revised the Offers to increase the Original Offer Price to $25.75 per Common Share and $25.75 per SDR (each such amount, without interest and less any withholding taxes that may be applicable, and as adjusted for certain dividends pursuant to the terms set forth in the Offers, and with respect to the Swedish Offer, as converted into SEK based on a USD/SEK exchange rate as close to the settlement date of the Swedish Offer as Purchaser is able to achieve, the “Revised Offer Price”).

The Schedule 14D-9 (including this Amendment) relates to the Offers, as revised by Purchaser on August 2, 2024.

All references to “$24.00” and/or to the “Offer Price” in the section of the Schedule 14D-9 entitled “Introduction” are hereby amended, restated and supplemented, as applicable, to refer to “$25.75” and the “Revised Offer Price.”

For all purposes of the Schedule 14D-9, references to the “Swedish Offer,” the “US Offer” and the “Offers” are hereby amended, restated and supplemented, as applicable, to refer to the Offers at the Revised Offer Price.

References in this Amendment to the Company’s “shareholders” include both holders of Common Shares and holders of SDRs unless otherwise specified.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

All references to “$24.00” and/or to the “Offer Price” in the section of the Schedule 14D-9 entitled “Item 2. Identity and Background of Filing Person—Tender Offers” are hereby amended, restated and supplemented, as applicable, to refer to “$25.75” and the “Revised Offer Price.”

The paragraph beginning “Purchaser has reserved the right to withdraw the Offers…” in the section of the Schedule 14D-9 entitled “Item 2. Identity and Background of Filing Person—Tender Offers” is hereby amended, restated and supplemented in its entirety as follows:

Purchaser has reserved the right to withdraw the Offers in the event that it is clear that any of the above conditions are not satisfied or cannot be satisfied. However, under the Takeover rules for Nasdaq Stockholm and Nordic Growth Market NGM (the “Swedish Takeover Rules”), with regard to each of conditions 2–7 above, the Offers may only be withdrawn where the non-satisfaction of such condition is of material importance to Purchaser’s acquisition of the Company or if otherwise approved by the Swedish Securities Council. Pursuant to Amendment No. 1 to the Schedule TO, filed by the Filing Parties with the SEC on July 18, 2024 (“Amendment 1 to the Schedule TO”), Purchaser has undertaken to act reasonably and in good faith in making any such materiality determination. Specifically with respect to condition 2, Purchaser has stated that the determination of favorableness will be based exclusively on the financial terms, likelihood of success of the alternative offer (including with respect to the satisfaction of any related conditions precedent) and whether the Board (as defined below) has unanimously recommended in favor of the alternative offer.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The information set forth in Section 4 (Agreements Between Parent and its Affiliates and Millicom) of Amendment No. 1 to the Schedule TO is incorporated by reference into the section of the Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements”.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

The paragraph beginning “The Company’s shareholders can withdraw some or all of any Shares that they previously tendered into the Offers…” in the section of the Schedule 14D-9 entitled “Item 4. The Solicitation of Recommendation—Recommendation of the Independent Committee” is hereby amended, restated and supplemented in its entirety as follows:

The Company’s shareholders can withdraw some or all of any Shares that they previously tendered into the Offers not later than one minute after 10:59 a.m. EST, or one minute after 4:59 p.m. CEST, on August 16, 2024 (i.e., the Expiration Time); provided that, exclusively in connection with the Swedish Offer, Purchaser has not announced that the conditions for completion of the Offers have been fulfilled. If the conditions for completion of the Offers, which Purchaser has reserved the right to waive, have not been satisfied or waived and remain during an extension of the Offers, the right to withdraw an acceptance will apply in the same manner throughout any such extension of the Offers. In addition, according to Amendment No. 1 to the Schedule TO, pursuant to Section 14(d)(5) of the Exchange Act, Common Shares may be withdrawn at any time after August 30, 2024, which is the sixtieth (60th) day after the date of the commencement of the Offers, unless Purchaser has accepted for payment the Common Shares validly tendered in the US Offer.

The following paragraphs are hereby added to the section of the Schedule 14D-9 entitled “Item 4. The Solicitation of Recommendation—Background of the Offers” in chronological order:

On July 18, 2024, the Filing Parties filed Amendment No. 1 to the Schedule TO with the SEC.

On August 2, 2024, Purchaser issued a press release, announcing that it was increasing the Offer Price to $25.75 per Common Share and $25.75 per SDR (each such amount, as adjusted for certain dividends pursuant to the terms set forth in the Offers, and with respect to the Swedish Offer, as converted into SEK based on a USD/SEK exchange rate as close to the settlement date of the Swedish Offer as Purchaser is able to achieve, to be paid upon the terms and subject to the conditions set forth in the Offer to Purchase and the Transmittal Documents).

On August 5, 2024, the Filing Parties filed Amendment Nos. 2 and 3 to the Schedule TO with the SEC.

On August 5, 2024, the Company issued a press release stating that the Independent Committee will carefully review the revised Offers (at the Revised Offer Price) in accordance with its duties under applicable laws and regulations and will advise the Company’s shareholders of its recommendation regarding the revised Offers. The Independent Committee intends to announce its recommendation regarding the Revised Offers (at the Revised Offer Price) within the next five business days.

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(D)	Press Release of Parent Responding to the Independent Bid Committee’s Negative Recommendation, dated July 17, 2024 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).
(a)(5)(E)	Press Release of Parent Announcing Filing of Amendment to the Schedule TO, dated July 18, 2024 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).
(a)(5)(F)	Parent Offers Information Website (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).
(a)(5)(G)	Press Release of Purchaser Announcing Publication of a Supplement to the Offering Document in Sweden in Connection with the Swedish Offer, dated July 23, 2024 (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO).
(a)(5)(H)	Press Release of the Company Announcing Potential Acquisitions in Colombia, dated July 31, 2024 (incorporated by reference to the Company’s Current Report on Form 6-K, filed July 31, 2024).
(a)(5)(I)	Press Release of Purchaser Announcing Response to Millicom’s Statement Concerning Local Acquisitions, dated July 31, 2024 (incorporated by reference to Exhibit (a)(1)(L) to the Schedule TO).
(a)(5)(J)	Press Release of Purchaser Announcing Increase of the Offer Price, dated August 2, 2024 (incorporated by reference to Exhibit (a)(1)(M) to the Schedule TO).
(a)(5)(K)	Press Release of Purchaser Announcing Publication of a Supplement to the Offering Document in Sweden in Connection with the Swedish Offer, dated August 2, 2024 (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO).
(a)(5)(L)	Press Release of the Company Announcing Consent Solicitations to Amend its Outstanding Senior Notes, dated August 5, 2024 (incorporated by reference to the Company’s Current Report on Form 6-K, filed Augst 5, 2024).
(a)(5)(M)*	Press Release of the Company Announcing Independent Committee Reviewing Revised Tender Offers from Purchaser, dated August 6, 2024.

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MILLICOM INTERNATIONAL CELLULAR S.A.

By:	/s/ Salvador Escalón
Name: Salvador Escalón Title: Executive Vice President, Chief Legal and Compliance Officer

Date: August 6, 2024